

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Joseph Zirkman
Senior Vice President and General Counsel
DIRTT Environmental Solutions Ltd.
7303 30th Street S.E.
Calgary, Alberta, Canada T2C 1N6

      **Re:    DIRTT Environmental Solutions Ltd.**
             **Registration Statement on Form 10**
             **Exhibit Nos. 10.1, 10.23, 10.24, 10.25, 10.26, 10.27, and 10.28**
             **Filed September 23, 2019**
             **File No. 0-39061**

Dear Mr. Zirkman:

      We have received the unredacted paper copies of the exhibits identified above.

      Please submit any future correspondence related to your redacted exhibits and our assessment only to the address presented below.  Given your conclusion that public disclosure of this information would cause you competitive harm, do not submit any future correspondence on EDGAR, sending a response by e-mail, or by sending your response to a Division staff member.

      To protect the confidentiality of your response, send it to:

Office of Disclosure Support, Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

      We will notify you of any comments that we may have or that we have concluded our assessment of your compliance with the form.

      If you have any questions, please contact us at RedactedExhibits@sec.gov.  Include only your contact information in the e-mail and your examiner will call you.  Do not include or discuss any confidential information in your e-mail.

                        Sincerely,

                        /s/ Jay Ingram
                        Division of Corporation Finance